_____________________
                                                    |    OMB APPROVAL     |
                                                    |_____________________|
                                                    |OMB NUMBER: 3235-0145|
                    UNITED STATES                   |EXPIRES:             |
         SECURITIES AND EXCHANGE COMMISSION         |    NOVEMBER 30, 2002|
               Washington, D.C.  20549              |ESTIMATED AVERAGE    |
                                                    |BURDEN HOURS         |
                                                    |PER RESPONSE ...11   |
                                                    |_____________________|

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                              (Amendment No. 4)*


                  Insurance Management Solutions Group, Inc.
         -------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
        --------------------------------------------------------------
                        (Title of Class of Securities)


                                   458045101
        ---------------------------------------------------------------
                                (CUSIP Number)


                         Bankers Insurance Group, Inc.
                         Attn: Robert G. Southey, Esq.
                         Secretary and General Counsel
                              360 Central Avenue
                         St. Petersburg, Florida 33701
                                (727) 823-4000

                                With a copy to:

                           Thomas J. Dougherty, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               One Beacon Street
                               Boston, MA 02108
                                 (617)573-4800
         ------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                               November 21, 2002
         ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

o If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

o Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

o The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

o The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


------------------------------------------------------------------------------
CUSIP No.  0001063167
------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           Bankers Insurance Group, Inc.
------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  (X)
                                                                    (b)  ( )
------------------------------------------------------------------------------
3          SEC USE ONLY

------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           AF
------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                     ( )

------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Florida
------------------------------------------------------------------------------
                                7          SOLE VOTING POWER
          NUMBER OF
                                           0
           SHARES
                                ----------------------------------------------
        BENEFICIALLY            8          SHARED VOTING POWER

          OWNED BY                         8,349,884 (see item 5)
                                ----------------------------------------------
            EACH                9          SOLE DISPOSITIVE POWER

          REPORTING                        0
                                ----------------------------------------------
           PERSON               10         SHARED DISPOSITIVE POWER

            WITH                           8,349,884 (see item 5)
------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           8,349,884 (see item 5)
------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                              ( )

------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           68.0%
------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           HC
------------------------------------------------------------------------------

                                 SCHEDULE 13D


------------------------------------------------------------------------------
CUSIP No.  0001063167
------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           Bankers Insurance Company
------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  (X)
                                                              (b)  ( )
------------------------------------------------------------------------------
3          SEC USE ONLY

------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           WC
------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                     ( )

------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Florida
------------------------------------------------------------------------------
                               7          SOLE VOTING POWER
          NUMBER OF
                                          0
           SHARES              -----------------------------------------------
                               8          SHARED VOTING POWER
        BENEFICIALLY
                                          3,528,455 (see item 5)
          OWNED BY             -----------------------------------------------
                               9          SOLE DISPOSITIVE POWER
            EACH
                                          0
          REPORTING            -----------------------------------------------
                               10         SHARED DISPOSITIVE POWER
           PERSON
                                          3,528,455 (see item 5)
            WITH
------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,528,455 (see item 5)
------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                              ( )

------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           28.7%
------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           IC
------------------------------------------------------------------------------

                                 SCHEDULE 13D


------------------------------------------------------------------------------
CUSIP No.  0001063167
------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           Bankers Security Insurance Company
------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  (X)
                                                                  (b)  ( )
------------------------------------------------------------------------------
3          SEC USE ONLY

------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           WC
------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                         ( )

------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Florida
------------------------------------------------------------------------------
                               7          SOLE VOTING POWER
          NUMBER OF
                                          0
           SHARES              -----------------------------------------------
                               8          SHARED VOTING POWER
        BENEFICIALLY
                                          4,821,429 (see item 5)
          OWNED BY             -----------------------------------------------
                               9          SOLE DISPOSITIVE POWER
            EACH
                                          0
          REPORTING            -----------------------------------------------
                               10         SHARED DISPOSITIVE POWER
           PERSON
                                          4,821,429 (see item 5)
            WITH
------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,821,429 (see item 5)
------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                              ( )

------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           39.3%
------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           IC
------------------------------------------------------------------------------

                                 SCHEDULE 13D


------------------------------------------------------------------------------
CUSIP No.  0001063167
------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           Bankers Financial Corporation
------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  (X)
                                                                   (b)  ( )
------------------------------------------------------------------------------
3          SEC USE ONLY

------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           AF
------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                  ( )

------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Florida
------------------------------------------------------------------------------
                               7          SOLE VOTING POWER
          NUMBER OF
                                          0
           SHARES              -----------------------------------------------
                               8          SHARED VOTING POWER
        BENEFICIALLY
                                          8,349,884 (see item 5)
          OWNED BY             -----------------------------------------------
                               9          SOLE DISPOSITIVE POWER
            EACH
                                          0
          REPORTING            -----------------------------------------------
                               10         SHARED DISPOSITIVE POWER
           PERSON
                                          8,349,884 (see item 5)
            WITH

------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           8,349,884 (see item 5)
------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                 ( )

------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           68.0%
------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D


------------------------------------------------------------------------------
CUSIP No.  0001063167
------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           Bankers International Financial Corporation
------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  (X)
                                                                   (b)  ( )
------------------------------------------------------------------------------
3          SEC USE ONLY

------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           AF
------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                      ( )

------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Florida
------------------------------------------------------------------------------
                               7          SOLE VOTING POWER
          NUMBER OF
                                          0
           SHARES              -----------------------------------------------
                               8          SHARED VOTING POWER
        BENEFICIALLY
                                          8,349,884 (see item 5)
          OWNED BY             -----------------------------------------------
                               9          SOLE DISPOSITIVE POWER
            EACH
                                          0
          REPORTING            -----------------------------------------------
                               10         SHARED DISPOSITIVE POWER
           PERSON
                                          8,349,884 (see item 5)
            WITH
------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           8,349,884 (see item 5)
------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                  ( )

------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           68.0%
------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D


------------------------------------------------------------------------------
CUSIP No.  0001063167
------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           Bankers International Financial Corporation, Ltd.
------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  (X)
                                                                 (b)  ( )
------------------------------------------------------------------------------
3          SEC USE ONLY

------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           AF
------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                      ( )

------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman
------------------------------------------------------------------------------
                               7          SOLE VOTING POWER
          NUMBER OF
                                          0
           SHARES              -----------------------------------------------
                               8          SHARED VOTING POWER
        BENEFICIALLY
                                          8,349,884 (see item 5)
          OWNED BY             -----------------------------------------------
                               9          SOLE DISPOSITIVE POWER
            EACH
                                          0
          REPORTING            -----------------------------------------------
                               10         SHARED DISPOSITIVE POWER
           PERSON
                                          8,349,884 (see item 5)
            WITH
------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           8,349,884 (see item 5)
------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                   ( )

------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           68.0%
------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D


------------------------------------------------------------------------------
CUSIP No.  0001063167
------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           Ansbacher (Cayman) Limited , as trustee for
           Bankers International Financial Corporation II Trust
------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  (X)
                                                                 (b)  ( )
------------------------------------------------------------------------------
3          SEC USE ONLY

------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           AF
------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                         ( )

------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman
------------------------------------------------------------------------------
                               7          SOLE VOTING POWER
          NUMBER OF
                                          0
           SHARES              -----------------------------------------------
                               8          SHARED VOTING POWER
        BENEFICIALLY
                                          8,349,884 (see item 5)
          OWNED BY             -----------------------------------------------
                               9          SOLE DISPOSITIVE POWER
            EACH
                                          0
          REPORTING            -----------------------------------------------
                               10         SHARED DISPOSITIVE POWER
           PERSON
                                          8,349,884 (see item 5)
            WITH
------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           8,349,884 (see item 5)
------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                             ( )

------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           68.0%
------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D


------------------------------------------------------------------------------
CUSIP No.  0001063167
------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           Independent Foundation for the Pursuit of Charitable Endeavors,
           Ltd.
------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  (X)
                                                                   (b)  ( )
------------------------------------------------------------------------------
3          SEC USE ONLY

------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           AF
------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                         ( )

------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman
------------------------------------------------------------------------------
                               7          SOLE VOTING POWER
          NUMBER OF
                                          0
           SHARES              -----------------------------------------------
                               8          SHARED VOTING POWER
        BENEFICIALLY
                                          8,349,884 (see item 5)
          OWNED BY             -----------------------------------------------
                               9          SOLE DISPOSITIVE POWER
            EACH
                                          0
          REPORTING            -----------------------------------------------
                               10         SHARED DISPOSITIVE POWER
           PERSON
                                          8,349,884 (see item 5)
            WITH

------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           8,349,884 (see item 5)
------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                   ( )

------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           68.0%
------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           OO
------------------------------------------------------------------------------

Note: This Amendment No. 4 to Schedule 13D amends the Statement on Schedule 13D dated May 24, 2002 (the "Schedule 13D"), as amended by Amendment No. 1 dated July 19, 2002 ("Amendment No. 1"), Amendment No. 2 dated August 8, 2002 ("Amendment No. 2") and Amendment No. 3 dated August 16, 2002 ("Amendment No. 3") filed on behalf of (i) Bankers Insurance Group, Inc., a Florida corporation ("BIG"); (ii) Bankers Insurance Company, a Florida corporation and wholly-owned subsidiary of BIG ("BIC"), as a direct beneficial owner of Common Stock; (iii) Bankers Security Insurance Company, a Florida corporation and jointly-owned subsidiary of BIG and BIC ("BSIC"), as a direct beneficial owner of Common Stock; (iv) Bankers Financial Corporation ("BFC"), Bankers International Financial Corporation ("BIFC") and Bankers International Financial Corporation, Ltd. ("BIFC Ltd."), all of which are Florida corporations, except BIFC Ltd., which is a Cayman Islands corporation, as the direct, indirect and ultimate parent corporations, respectively, of BIG; (v) Ansbacher (Cayman) Limited ("Ansbacher"), as trustee of the Bankers International Financial Corporation II Trust, a discretionary charitable trust which includes all of the outstanding shares of BIFC Ltd.; and (vi) Independent Foundation for the Pursuit of Charitable Endeavors, Ltd., ("IFPCE"), a not-for-profit Cayman company, which possesses certain discretionary powers to direct Ansbacher's ultimate disposition of the shares of BIFC Ltd., relating to the Common Stock (as defined in the Schedule 13D).

Item 1.  Security and Issuer.

         The class of equity securities to which this Statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Insurance Management Solutions Group, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 801 94th Avenue North, St. Petersburg, Florida 33702.

Item 2.  Identity and Background.

         Schedules 1-A through 1-F are amended and restated and attached hereto.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 of the Schedule 13D is hereby amended by adding the following (capitalized terms used, but not otherwise defined, herein have the meanings ascribed thereto in the Schedule 13D, Amendment No. 1, Amendment No. 2 or Amendment No. 3):

         On November 21, 2002, the Issuer terminated the Merger Agreement and its intention to commence the Offer.

Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended by adding the following:

         On November 21, 2002, BIG, BIC, BSIC and Acquisition Sub received notice from the Issuer of the termination of the Merger Agreement. A copy of this notice is attached hereto as exhibit 4.4 and is incorporated herein by reference. In a press release, the Issuer announced that its board of directors, upon the recommendation of the Special Committee, withdrew their approval of, and the Issuer terminated the Merger Agreement and its intention to commence the Offer.

         Beginning in November, BIG has been involved in preliminary discussions with a third party potentially interested in acquiring the Issuer or its business, including discussions as to the potential terms of a possible transaction in which the third party would acquire the outstanding equity securities of the Issuer. To date, these discussions have remained of a general, preliminary nature.

         The Reporting Persons intend to review their holdings in the Issuer on a continuing basis. As part of this ongoing review, the Reporting Persons have engaged, and may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer.

         In that connection, and depending upon, among other things, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Issuer and its businesses, general economic, market and industry conditions, and the Reporting Persons' overall investment portfolio, strategic objectives and financial condition, the Reporting Persons may from time to time consider a number of possible strategies for enhancing the value of their investment in the Issuer, or other extraordinary matters relating to the Issuer, including, among other things, continued ownership of the shares of Common Stock currently beneficially owned by the Reporting Persons; acquiring additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise; structuring a loan or loans secured by some or all of the shares of Common Stock beneficially owned by the Reporting Persons; disposing of some or all of the securities of the Issuer beneficially owned by them; proposing or seeking to take control of the Issuer or otherwise to effect an extraordinary corporate transaction such as an acquisition, merger, recapitalization, reorganization or liquidation involving the Issuer or any of its subsidiaries or a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; or proposing or effecting any other transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4 of this Schedule 13D.

         The review and the considerations noted above may lead to the taking of any of the actions set forth above or may lead the Reporting Persons to consider other alternatives. However, there can be no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their holdings in the Issuer, or as to the timing of any such matters should they be so pursued by the Reporting Persons. The Reporting Persons reserve the right, at any time and in each Reporting Person's sole discretion, to take any of the actions set forth above.

Item 5.  Interest in the Securities of the Issuer.

         The second paragraph of Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

         Of the Disclosed Parties named in Item 2, Robert M. Menke directly beneficially owns 162,200 shares of Common Stock (representing approximately 1.3% of the outstanding shares of Common Stock), Bill Gunter directly beneficially owns 500 shares of Common Stock (representing less than 1% of the outstanding shares of Common Stock), J. Wayne Mixson directly beneficially owns 53,000 shares of Common Stock (representing less than 1% of the outstanding shares of Common Stock), Brett M. Menke directly beneficially owns 12,000 shares of Common Stock (representing less than 1% of the outstanding shares of Common Stock), David K. Meehan directly beneficially owns 2,200 shares of Common Stock (representing less than 1% of the outstanding shares of Common Stock), Edwin C. Hussemann directly beneficially owns 1,400 shares of Common Stock (representing less than 1% of the outstanding shares of Common Stock), Steven K. Kurcan directly beneficially owns 200 shares of Common Stock (representing less than 1% of the outstanding shares of Common Stock) and Kathleen M. Batson directly beneficially owns 200 shares of Common Stock (representing less than 1% of the outstanding shares of Common Stock).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 of the Schedule 13D is hereby amended by adding the following:

         On November 21, 2002, the Issuer terminated the Merger Agreement and its intention to commence the Offer.

Item 7.  Material to be Filed as Exhibits.

         4.1      Letter from BIG to the Special Committee dated March 21,
                  2002 (1)

         4.2      Letter from BIG to the Special Committee dated July 16, 2002
                  (3)

         4.3      Letter from BIG to the Special Committee dated August 5,
                  2002 (4)

         4.4 Letter from Insurance Management Solutions Group, Inc. to Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company and Bankers Management Corporation dated as of November 21, 2002.

         10.1 Agreement and Plan of Merger dated as of August 14, 2002 among Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company, Bankers Management Corporation and Insurance Management Solutions Group, Inc. (5)

         99.1 Agreement of Joint Filing dated as of May 24, 2002 among Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company, Bankers Financial Corporation, Bankers International Financial Corporation, Bankers International Financial Corporation, Ltd., Ansbacher (Cayman) Limited, as trustee of the Bankers International Financial Corporation II Trust and Independent Foundation for the Pursuit of Charitable Endeavors, Ltd. (1)

         99.2 Power of Attorney for Bankers International Financial Corporation, Ltd. (1)

         99.3 Power of Attorney for Ansbacher (Cayman) Limited, as trustee for the Bankers International Financial Corporation II
                  Trust (1)

         99.4 Power of Attorney for Independent Foundation for the Pursuit of Charitable Endeavors, Ltd. (2)



(1) Incorporated by reference to the Reporting Persons' Schedule 13D filed with the SEC on May 24, 2002.

(2) Incorporated by reference to the Reporting Persons' Schedule 13G filed with the SEC on April 5, 2000.

(3) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 1, filed with the SEC on July 19, 2002.

(4) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 2, filed with the SEC on August 9, 2002.

(5) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 3, filed with the SEC on August 16, 2002.

         The Index of Exhibits attached to this Statement is hereby incorporated by reference in its entirety.

                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  November 25, 2002

                                             BANKERS INSURANCE GROUP, INC.


                                             By:  /s/ Robert G. Southey
                                                  ----------------------------
                                             Name:   Robert G. Southey
                                             Title:  Secretary
                                                     General Counsel
                                                     Vice President


                                             BANKERS INSURANCE COMPANY


                                             By:  /s/ Robert G. Southey
                                                  ----------------------------
                                             Name:   Robert G. Southey
                                             Title:  Secretary
                                                     General Counsel
                                                     Vice President


                                             BANKERS SECURITY INSURANCE COMPANY


                                             By:  /s/ Robert G. Southey
                                                  ----------------------------
                                             Name:   Robert G. Southey
                                             Title:  Secretary
                                                     General Counsel
                                                     Vice President

                                             BANKERS FINANCIAL CORPORATION


                                             By:  /s/ David K. Meehan
                                                  ----------------------------
                                             Name:   David K. Meehan
                                             Title:  Director
                                                     Vice Chairman
                                                     President


                                             BANKERS INTERNATIONAL FINANCIAL
                                             CORPORATION


                                             By:  /s/ David K. Meehan
                                                  ---------------------------
                                             Name:   David K. Meehan
                                             Title:  Director
                                                     Vice Chairman
                                                     President


                                             BANKERS INTERNATIONAL FINANCIAL
                                             CORPORATION, LTD.


                                             By: /s/ David K. Meehan
                                                 ----------------------------
                                             Name:   David K. Meehan
                                             Title:  Attorney-in-fact under
                                                     Power dated 5/16/02


                                             ANSBACHER (CAYMAN) LIMITED, AS
                                             TRUSTEE FOR THE BANKERS
                                             INTERNATIONAL FINANCIAL
                                             CORPORATION II TRUST


                                             By: /s/ David K. Meehan
                                                 -----------------------------
                                             Name:   David K. Meehan
                                             Title:  Attorney-in-fact under
                                                     Power dated 5/16/02

                                             INDEPENDENT FOUNDATION FOR THE
                                             PURSUIT OF CHARITABLE ENDEAVORS,
                                             LTD.


                                             By:  /s/ David K. Meehan
                                                  ----------------------------
                                             Name:   David K. Meehan
                                             Title:  Attorney-in-fact under
                                                     Power dated 2/10/99

                                                                  Schedule 1-A


                         BANKERS INSURANCE GROUP, INC.

                       DIRECTORS AND EXECUTIVE OFFICERS

The name and present principal occupation of each director and executive officer of Bankers Insurance Group, Inc. are set forth below. The business address for each person listed below, unless otherwise indicated, is c/o Bankers Insurance Group, Inc., 360 Central Avenue, St. Petersburg, Florida 33701.


Item 2

Name                                          Occupation                      Business Address

   Robert M. Menke                   Director, Chairman, President

   David J. Nye                  Director, Vice Chairman and Professor      University of Florida
                                                                               P.O. Box 117168
                                                                            Gainesville, FL 32611
   Douglas B. Pierce                    Director, Vice Chairman

   Edwin C. Hussemann                     Director, Treasurer

   Robert G. Menke                              Director

   David K. Meehan                      Director, Vice Chairman

   Duane M. DiPirro                     Director and Consultant                22 Hampton Court
                                                                             Lancaster, NY 14086

   Gary J. Forbes                               Director                     Forbes Agency, Inc.
                                                                               135 Bedford Road
                                                                              Katonah, NY 10536

   Bill Gunter                                  Director                    Rogers, Atkins, Gunter &
                                                                            Associates Insurance Inc.
                                                                             1117 Thomasville Road
                                                                             Tallahassee, FL 32303

   J. Wayne Mixson                              Director

   John A. Strong                         Director and Doctor               301 East Wendover Ave.
                                                                                  Suite 100
                                                                             Greensboro, NC 27401

   Robert G. Southey                   Secretary, Vice President

   Kathleen M. Batson                        Vice President

   B. Bradford Martz                         Vice President


                                                                  Schedule 1-B


                           BANKERS INSURANCE COMPANY

                       DIRECTORS AND EXECUTIVE OFFICERS

The name and present principal occupation of each director and executive officer of Bankers Insurance Company are set forth below. The business address for each person listed below, unless otherwise indicated, is c/o Bankers Insurance Company, 360 Central Avenue, St. Petersburg, Florida 33701.


Item 2
Name                                              Occupation                       Business Address

   David J. Nye                        Director, Chairman and Professor         University of Florida
                                                                                   P.O. Box 117168
                                                                                Gainesville, FL 32611

   Edwin C. Hussemann                        Director, Treasurer

   Robert M. Menke                                 Director

   David K. Meehan                    Director, Vice Chairman, President

   Robert G. Menke                                 Director

   Duane M. DiPirro                        Director and Consultant                22 Hampton Court
                                                                                 Lancaster, NY 14086

   Gary J. Forbes                                  Director                      Forbes Agency, Inc.
                                                                                   135 Bedford Road
                                                                                  Katonah, NY 10536

   Bill Gunter                                     Director                       Rogers, Atkins, Gunter
                                                                                & Associates Insurance Inc.
                                                                                  1117 Thomasville Road
                                                                                  Tallahassee, FL 32303

   J. Wayne Mixson                                 Director

   John A. Strong                            Director and Doctor                301 East Wendover Ave.
                                                                                      Suite 100
                                                                                 Greensboro, NC 27401

   Robert G. Southey                      Secretary, Vice President

   Kathleen M. Batson                     Secretary, Vice President

   Brian J. Kesneck                             Vice President

   Barbara A. Peat                              Vice President

   Teresa D. Heller                             Vice President


                                                                  Schedule 1-C


                      BANKERS SECURITY INSURANCE COMPANY

                       DIRECTORS AND EXECUTIVE OFFICERS

The name and present principal occupation of each director and executive officer of Bankers Security Insurance Company are set forth below. The business address for each person listed below, unless otherwise indicated, is c/o Bankers Security Insurance Company, 360 Central Avenue, St. Petersburg, Florida 33701.


Item 2
Name                                            Occupation                                 Business Address

   David J. Nye                      Director, Chairman and Professor                   University of Florida
                                                                                           P.O. Box 117168
                                                                                        Gainesville, FL 32611

   Edwin C. Hussemann                       Director, Treasurer

   Robert M. Menke                               Director

   David K. Meehan                  Director, Vice Chairman, President

   Robert G. Menke                               Director

   Duane M. DiPirro                       Director and Consultant                          22 Hampton Court
                                                                                         Lancaster, NY 14086

   Gary J. Forbes                                Director                                Forbes Agency, Inc.
                                                                                           135 Bedford Road
                                                                                          Katonah, NY 10536

   Bill Gunter                                   Director                        Rogers, Atkins, Gunter & Associates
                                                                                            Insurance Inc.
                                                                                        1117 Thomasville Road
                                                                                        Tallahassee, FL 32303

   J. Wayne Mixson                               Director

   John A. Strong                           Director and Doctor                         301 East Wendover Ave.
                                                                                              Suite 100
                                                                                         Greensboro, NC 27401

   Robert G. Southey                     Secretary, Vice President

   Kathleen M. Batson                    Secretary, Vice President

   Barbara A. Peat                            Vice President

   Teresa D. Heller                           Vice President

                                                                  Schedule 1-D


                         BANKERS FINANCIAL CORPORATION

                       DIRECTORS AND EXECUTIVE OFFICERS

The name and present principal occupation of each director and executive officer of Bankers Financial Corporation are set forth below. The business address for each person listed below, unless otherwise indicated, is c/o Bankers Financial Corporation, 360 Central Avenue, St. Petersburg, Florida 33701.


Item 2
Name                                          Occupation                                Business Address

   Robert M. Menke                        Director, Chairman

   Robert G. Menke                             Director

   David K. Meehan                Director, Vice Chairman, President

   Edwin C. Hussemann                     Director, Treasurer

   Brett M. Menke                              Director

   Kenneth P. Cherven                          Director

   Ralph E. Stevens, Jr.                Director and President                          Stevens & Stevens
                                                                                      11515 53rd Street N.
                                                                                    Clearwater, Florida 33760

   David R. Punzak                       Director and Attorney                           Carlton Fields
                                                                                       One Progress Plaza
                                                                                           20th Floor
                                                                                  St. Petersburg, Florida 33701

   Steven K. Kurcan                         Vice President


                                                                  Schedule 1-E

                  BANKERS INTERNATIONAL FINANCIAL CORPORATION


                       DIRECTORS AND EXECUTIVE OFFICERS

The name and present principal occupation of each director and executive officer of Bankers International Financial Corporation are set forth below. The business address for each person listed below, unless otherwise indicated, is c/o Bankers International Financial Corporation, 360 Central Avenue, St. Petersburg, Florida 33701.


Item 2
Name                                         Occupation                              Business Address

   Robert M. Menke                       Director, Chairman

   Robert G. Menke                            Director

   David K. Meehan               Director, Vice Chairman, President

   Edwin C. Hussemann                   Director, Treasurer

   Brett M. Menke                             Director

   Kenneth P. Cherven                         Director

   Ralph E. Stevens, Jr.               Director and President                        Stevens & Stevens
                                                                                   11515 53rd Street N.
                                                                                 Clearwater, Florida 33760

   David R. Punzak                     Director and Attorney                          Carlton Fields
                                                                                    One Progress Plaza
                                                                                        20th Floor
                                                                               St. Petersburg, Florida 33701

                                                                  Schedule 1-F

     INDEPENDENT FOUNDATION FOR THE PURSUIT OF CHARITABLE ENDEAVORS, LTD.


                       DIRECTORS AND EXECUTIVE OFFICERS

The name and present principal occupation of each director and executive officer of Independent Foundation for the Pursuit of Charitable Endeavors, Ltd. are set forth below. The business address for each person listed below, unless otherwise indicated, is c/o P.O. Box 1369 GT, Fort Street, Grand Cayman, British West Indies.


Item 2
Name                                         Occupation                               Business Address

   Robert M. Menke                       Director, Chairman                   c/o Bankers Insurance Group, Inc.
                                                                             360 Central Avenue, St. Petersburg,
                                                                                        Florida 33701

   Robert G. Menke                            Director                        c/o Bankers Insurance Group, Inc.
                                                                             360 Central Avenue, St. Petersburg,
                                                                                        Florida 33701

   David K. Meehan                    Director, Vice Chairman                 c/o Bankers Insurance Group, Inc.
                                                                             360 Central Avenue, St. Petersburg,
                                                                                        Florida 33701

   Edwin C. Hussemann                   Director, Treasurer                   c/o Bankers Insurance Group, Inc.
                                                                             360 Central Avenue, St. Petersburg,
                                                                                        Florida 33701

   Brett M. Menke                             Director                        c/o Bankers Insurance Group, Inc.
                                                                             360 Central Avenue, St. Petersburg,
                                                                                        Florida 33701

   Ralph E. Stevens, Jr.               Director and President                         Stevens & Stevens
                                                                                    11515 53rd Street N.
                                                                                  Clearwater, Florida 33760

   David R. Punzak                     Director and Attorney                           Carlton Fields
                                                                                     One Progress Plaza
                                                                                         20th Floor
                                                                                St. Petersburg, Florida 33701

   Barry B. Benjamin                         President


                               INDEX OF EXHIBITS



     Number        Description
     ------        -----------

     4.1           Letter from BIG to the Special Committee dated March 21,
                   2002 (1)

     4.2           Letter from BIG to the Special Committee dated July 16,
                   2002 (3)

     4.3           Letter from BIG to the Special Committee dated August 5,
                   2002 (4)

     4.4 Letter from Insurance Management Solutions Group, Inc. to Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company and Bankers Management Corporation dated as of November 21, 2002.

     10.1 Agreement and Plan of Merger dated as of August 14, 2002 among Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company, Bankers Management Corporation and Insurance Management Solutions Group, Inc. (5)

     99.1 Agreement of Joint Filing dated as of May 24, 2002 among Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company, Bankers Financial Corporation, Bankers International Financial Corporation, Bankers International Financial Corporation, Ltd., Ansbacher (Cayman) Limited, as trustee of the Bankers International Financial Corporation II Trust and Independent Foundation for the Pursuit of Charitable Endeavors, Ltd. (1)

     99.2 Power of Attorney for Bankers International Financial Corporation, Ltd. (1)

     99.3 Power of Attorney for Ansbacher (Cayman) Limited, as trustee for the Bankers International Financial Corporation II Trust (1)

     99.4 Power of Attorney for Independent Foundation for the Pursuit of Charitable Endeavors, Ltd. (2)



(1) Incorporated by reference to the Reporting Persons' Schedule 13D filed with the SEC on May 24, 2002.

(2) Incorporated by reference to the Reporting Persons' Schedule 13G filed with the SEC on April 5, 2000.

(3) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 1, filed with the SEC on July 19, 2002.

(4) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 2, filed with the SEC on August 9, 2002.

(5) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 3, filed with the SEC on August 16, 2002.